DOMINION GAS HOLDINGS, LLC

120 Tredegar Street

Richmond, Virginia 23219

June 12, 2014

VIA EDGAR AND OVERNIGHT COURIER

Ms. Mara Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Dominion Gas Holdings, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed May 19, 2014
File No. 333-195066

Dear Ms. Ransom:

This correspondence is being filed by Dominion Gas Holdings, LLC (“we,” “our,” “us,” “Dominion Gas” and the “Company”) in response to the comments set forth in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated June 5, 2014 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”). We have revised Amendment No. 1 in response to the Staff’s comments in Amendment No. 2 to the Registration Statement on Form S-4 (“Amendment No. 2”), which we are filing concurrently with this letter. We have also updated certain additional information in Amendment No. 2 to reflect recent events. In connection with this letter and the filing of Amendment No. 2, we are sending to the Staff, by overnight courier, four clean and marked courtesy copies of Amendment No. 2 reflecting changes to the Amendment No. 1 as filed on May 19, 2014.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the headers from the Comment Letter, and the text of the Staff’s comments in italics below.

Staff Comments and Company Responses

General

1.	In an appropriate place, please set forth the terms of the $4 billion credit facility, including the interest rate and maturity date.

In response to the Staff’s comment, the prospectus in Amendment No. 2 has been revised on page 51. In addition, we have included new disclosure regarding a new $500 million credit facility entered into since Amendment No. 1.

Industry and Market Data, page ii

2.	We note your response to comment 5 in our letter dated May 2, 2014. Please remove the language that you “have not independently verified such data,” as it continues to suggest that you are not responsible for the information contained in your registration statement.

In response to the Staff’s comment, the prospectus in Amendment No. 2 has been revised on page ii.

Selected Historical Consolidated Financial Information, page 13

3.	Please revise your filing to present balance sheet information for the March 31, 2013 comparative period or tell us why such information is unnecessary. We refer you to Instruction 4 of Item 301 of Regulation S-K.

In response to the Staff’s comment, the prospectus in Amendment No. 2 has been revised on page 13.

Securities Ownership, page 95

4.	Please revise to update this table as of a recent practicable date. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Securities Ownership table in the prospectus in Amendment No. 2 has been updated as of May 31, 2014.

Certain Relationships and Related Party Transactions, page 96

5.	The seventh paragraph of this section suggests that this section covers relevant transactions during the fiscal year ended December 31, 2013. Please confirm that this section covers relevant transactions since the beginning of your last fiscal year, as well as the two fiscal years preceding your last fiscal year and currently proposed transactions, and revise as necessary. Refer to Item 404 of Regulation S-K.

In response to the Staff’s comment, the prospectus in Amendment No. 2 has been revised on pages 97, 98 and 99.

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We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 819-2000 or Jane Whitt Sellers of McGuireWoods LLP at (804) 775-1054 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Mark O. Webb

Mark O. Webb

Vice President and General Counsel

cc:	Jane Whitt Sellers
McGuireWoods LLP

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